SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 14D-l

                      Tender Offer Statement Pursuant to Section
                   14(d)(1) of the Securities Exchange Act of 1934
                                  (Amendment No. 16)

                                 THE ENERGY GROUP PLC
                              (Name of Subject Company)

                                 TU ACQUISITIONS PLC
                               TEXAS UTILITIES COMPANY
                                      (Bidders)


                           Ordinary Shares of 10p each and
             American Depositary Shares, each representing Four Ordinary Shares and evidenced by American Depositary Receipts

                            (Title of Class of Securities)

                                     292691 10 2

                        (CUSIP Number of Class of Securities)

                                Peter B. Tinkham, Esq.
                               Texas Utilities Company
                          Secretary and Assistant Treasurer
                                  1601 Bryan Street
                                 Dallas, Texas 75201
                                    (214) 812-4600

               (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on behalf of Bidders)

                                       Copy to:

         Robert A. Wooldridge, Esq.               Robert J. Reger, Jr., Esq.
             Worsham, Forsythe                   Thelen Reid & Priest LLP
            & Wooldridge, L.L.P.                    40 West 57th Street
             1601 Bryan Street                   New York, New York 10019
            Dallas, Texas 75201                       (212) 603-2000
               (214) 979-3000

                                        14D-1
          -----------------------------------------------------------------

          1.   Name of Reporting Person:
               TU Acquisitions PLC
          -----------------------------------------------------------------

          2.   Check the Appropriate Box if a Member of a Group      (a)/x/
                                                                     (b)/ /
          ----------------------------------------------------------------

          3.   SEC Use Only
          -----------------------------------------------------------------

          4.   Sources of Funds
               BK
               AF
          -----------------------------------------------------------------

          5.   Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(e) or 2(f)               / /
          -----------------------------------------------------------------

          6.   Citizenship or Place of Organization
               England and Wales
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          7.   Aggregate Amount Beneficially Owned by Each Reporting Person
               - 520,876,388 ordinary shares (including ordinary shares represented by Energy Group ADSs)
          -----------------------------------------------------------------

          8.   Check Box if the Aggregate Amount in Row (7) Excludes
               Certain Shares                                           / /
          -----------------------------------------------------------------

          9.   Percent of Class Represented by Amount in Row (7)
               100.0%
          -----------------------------------------------------------------

          10.  Type of Reporting Person
               CO

                                        14D-1
          -----------------------------------------------------------------

          1.   Name of Reporting Person; I.R.S. Employer
               Identification No.:
               Texas Utilities Company;
               75-2669310
          -----------------------------------------------------------------

          2.   Check the Appropriate Box if a Member of a Group      (a)/x/
                                                                     (b)/ /
          -----------------------------------------------------------------

          3.   SEC Use Only
          -----------------------------------------------------------------

          4.   Sources of Funds
               BK, OO
          -----------------------------------------------------------------

          5.   Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f)                  / /
          -----------------------------------------------------------------

          6.   Citizenship or Place of Organization
               Texas
          -----------------------------------------------------------------

          7.   Aggregate Amount Beneficially Owned by Each Reporting
               Person - 520,876,388 ordinary shares (including ordinary shares represented by Energy Group ADSs)*
          -----------------------------------------------------------------

          8.   Check Box if the Aggregate Amount in Row (7) Excludes
               Certain Shares                                           / /
          -----------------------------------------------------------------

          9.   Percent of Class Represented by Amount in Row (7)
               100.0%*
          -----------------------------------------------------------------

          10.  Type of Reporting Person
               HC

          * Represents shares owned by TU Acquisitions PLC, an indirect wholly owned subsidiary of Texas Utilities Company

              Texas Utilities Company, a Texas corporation ("Texas Utilities"), and TU Acquisitions PLC, a public limited company incorporated in England and Wales and an indirect wholly owned subsidiary of Texas Utilities ("TU Acquisitions"), hereby file this final amendment to their Tender Offer Statement on Schedule 14D-1, originally filed on March 10, 1998, and as amended on March 17, April 9, April 17, April 22, April 24, May 1, May 6, May 7, May
          18, May 19, May 27, June 1, June 5, June 23 and June 29, 1998
          (the "Statement"), with respect to the offer to purchase
          ("Offer") all of the outstanding (a) ordinary shares of 10p each ("Energy Group Shares") of The Energy Group PLC, a public limited company organized under the laws of England and Wales ("The
          Energy Group"), and (b) American Depositary Shares of The Energy Group each representing four Energy Group Shares and evidenced by American Depositary Receipts ("Energy Group ADSs" and, together with the Energy Group Shares, "Energy Group Securities").
          Pursuant to General Instruction D to Schedule 14D-1, this
          Amendment No. 16 to the Statement shall be deemed to satisfy the reporting requirements of Section 13(d) of the Securities
          Exchange Act of 1934 with respect to the Energy Group Securities acquired by TU Acquisitions pursuant to the offer as reported herein. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


          Item  6. Interest in Securities of the Subject Company.
          -----------------------------------------------------
               (a) and (b). The Offer expired at midnight London time, 7:00 p.m. New York City time, on August 7, 1998. TU Acquisitions owned or had received acceptances of the Offer with respect to 98.25% of TEG's issued ordinary share capital as of that time. Pursuant to the compulsory acquisition procedures of U.K. law, upon expiration of the Offer, TU Acquisitions acquired the remaining Energy Group Shares, including Energy Group Shares evidenced by Energy Group ADSs. Therefore, TU Acquisitions now owns 520,876,388 Energy Group Shares, including Energy Group Shares evidenced by Energy Group ADSs, representing 100.0% of The Energy Group's issued ordinary share capital.

                                      SIGNATURES

               After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
          Dated:  August 13, 1998



                                             TU ACQUISITIONS PLC

                                             By: /s/ Michael J. McNally
                                                --------------------------
                                             Name: Michael J. McNally
                                             Title: Director


                                             TEXAS UTILITIES COMPANY


                                             By: /s/ Robert S. Shapard
                                                ---------------------------
                                             Name: Robert S. Shapard
                                             Title: Treasurer and Assistant
                                             Secretary